**ENERPLUS CORPORATION**
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1
T. 403-298-2200  F. 403-298-2211
www.enerplus.com

# NEWS RELEASE

April 22, 2020

## Enerplus Provides Corporate Update

*All financial information contained within this news release has been prepared in accordance with U.S. GAAP. This news release includes forward-looking statements and information within the meaning of applicable securities laws. Readers are advised to review the "Forward-Looking Information and Statements" and "Non-GAAP Measures" at the end of this news release for information regarding the presentation of the financial and operational information in this news release as well as the use of certain financial measures that do not have standard meaning under U.S. GAAP. A copy of Enerplus' 2019 Financial Statements and MD&A is available on our website at www.enerplus.com, under our profile on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov. All amounts in this news release are stated in Canadian dollars unless otherwise specified.*

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) today provided a corporate update in response to the market conditions resulting from the COVID-19 pandemic and decreased commodity prices.

Enerplus' priority remains the health and safety of its employees, partners and the communities where it operates. The Company has introduced measures to protect the well-being of these stakeholders and is extremely proud of the dedication of its workforce to maintain safe operations and business continuity during these challenging conditions.

"The unprecedented impacts from the COVID-19 pandemic, as well as the excess global oil supply, poses significant challenges for our industry," said Ian C. Dundas, President and Chief Executive Officer of Enerplus. "Enerplus' strong balance sheet, robust commodity hedging position and operational flexibility provide a significant advantage during this difficult period."

"Further to our previously announced capital budget reduction, we are taking additional steps to preserve shareholder value and maintain our financial strength by reducing capital spending by a further $25 million due to operational outperformance and project deferrals, while also lowering our cost structure. In addition, we have significant operational flexibility to reduce production levels in the second quarter to protect against selling oil at negative margins and to preserve value," said Dundas.

**Production update**
Enerplus' first quarter 2020 production averaged approximately 98,200 BOE per day, including 54,400 barrels per day of crude oil and natural gas liquids. As previously announced, Enerplus has now suspended all further operated drilling and completions activity in North Dakota.

Enerplus has begun to temporarily shut-in select wells across its Williston basin and Canadian operations, and is also preserving the productive capacity of its recently completed seven-well pad in North Dakota. This high-working interest pad delivered encouraging rates during initial clean-out operations and the Company plans to bring the pad onstream when oil prices improve. The Company's April production is expected to be modestly impacted by shut-in activity with monthly production projected to average approximately 88,000 BOE per day, including 47,000 barrels per day of crude oil and natural gas liquids. The Company currently expects to shut-in more production in May in response to weaker oil pricing and will provide a further update in connection with its first quarter 2020 results on May 8, 2020.

Enerplus will be responsive to changes in the commodity price environment, and with the majority of its oil production from horizontal wells in North Dakota, it has the ability to shut-in and quickly restore volumes to pre-shut-in production levels. Based on historical field turnarounds, Enerplus also expects that any curtailed production from its Canadian oil fields can be restored without negatively impacting the reservoirs.

Capital plans and expected production from the Company's Marcellus natural gas position remain unchanged.

As a result of the significant ongoing uncertainty in market conditions, Enerplus is withdrawing its 2020 corporate guidance, as provided in the Company's news release on March 16, 2020 and in its management's discussion and analysis for the year ended December 31, 2019 dated February 20, 2020. Enerplus will continue to reassess its ability to reasonably estimate and provide annual guidance and plans to provide frequent operational updates to investors during this period of heightened volatility.

**Further capital spending reduction**
Enerplus is further reducing its 2020 capital budget by an additional $25 million to $300 million. The capital reduction is a combination of efficiency improvements from the strong operational execution realized year to date and the deferral of additional non-operated oil activity and internal projects. In total, Enerplus has reduced its 2020 capital budget by approximately 45% from its original plan.

**Financial strength and liquidity**
Enerplus benefits from maintaining a strong balance sheet and financial flexibility. At March 31, 2020, Enerplus had approximately US$100 million of cash on its balance sheet and access to an undrawn US$600 million senior unsecured bank credit facility. The Company's only near-term debt maturity is US$82 million in senior notes due in May and June 2020, with remaining maturities extending to 2026. Based on current market conditions, Enerplus expects to remain in compliance with its debt covenants during 2020.

Enerplus' 2020 adjusted funds flow will be supported by its robust commodity hedging position, which is expected to provide full year gains of approximately $150 million, based on recent forward strip oil prices.

In addition to its financial commodity hedging contracts, Enerplus has fixed physical differential sales agreements for approximately 13,000 barrels of oil per day in North Dakota at an estimated price of WTI less US$5.00 per barrel for the remainder of 2020. These volumes are largely in line with Enerplus' leasehold obligations.

**Cost reductions**
Enerplus is making progress reducing its operating costs through improved workflow, further project prioritization and service cost reductions. Currently, Enerplus anticipates that its 2020 unit operating expenses will be $0.25 lower compared to its prior guidance and will average approximately $8.25 per BOE.

Enerplus has also reduced cash compensation for its Board of Directors, executives and employees. The Company anticipates that its cash general and administrative expenses for 2020 will be approximately $5 million lower than the Company's original budget, with the potential for further reductions.

**Share repurchase program**
Given the deterioration in market conditions, Enerplus has suspended its share repurchase program as it continues to prioritize its financial strength and liquidity. The Company chose not to renew its normal course issuer bid ("NCIB"), which expired on March 25, 2020, however, Enerplus does plans to renew its NCIB in due course and recommence its share repurchase program when market conditions improve.

*FORWARD-LOOKING INFORMATION AND STATEMENTS*

*This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking information"). The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "believes" and "plans" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: expected production volumes, timing thereof and the anticipated production mix; the proportion of our anticipated oil and gas production that is hedged and the effectiveness of such hedges in protecting our adjusted funds flow; the proportion of its production that may be curtailed and the effect of such curtailment on Enerplus' properties, operations and financial position; oil and natural gas prices and differentials, our commodity risk management programs in 2020, and expected hedging gains in 2020; expectations regarding our realized oil and natural gas prices; capital spending levels in 2020, financial capacity and liquidity and capital resources to fund capital spending and working capital requirements in 2020; Enerplus' costs reduction initiatives and the expected cost savings therefrom in 2020.*

*The forward-looking information contained in this news release reflects several material factors, expectations and assumptions including, without limitation: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; that lack of adequate infrastructure will not result in curtailment of production and/or reduced realized prices beyond our current expectations; current commodity price, differentials and cost assumptions; the general continuance of current or, where applicable, assumed global economic and industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the continued availability of adequate debt and/or equity financing and adjusted funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; the continued availability and sufficiency of our adjusted funds flow and availability under our bank credit facility to fund our working capital deficiency; our ability to comply with our debt covenants during 2020; and the availability of third party services. We believe the material factors, expectations* *and assumptions reflected in the forward-looking information are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.*

*The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: continued instability, or further deterioration, in the global economic and market environment, including from COVID-19; continued decline in commodity prices environment or further volatility in commodity prices; changes in realized prices of Enerplus' products; changes in the demand for or supply of our products; unanticipated operating results, results from our capital spending activities or production declines; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; inability to comply with debt covenants under our bank credit facility and outstanding senior notes; inaccurate estimation of our oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks and contingencies described under "Risk Factors and Risk Management" in Enerplus' 2019 MD&A and in our other public filings).*

*The forward-looking information contained in this press release speaks only as of the date of this press release, and we do not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws.*

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation